UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INFORMATION STATEMENT

Information Statement Pursuant to Section 14(f)-1

of the Securities Exchange Act of 1934

FILM ROMAN, INC.

(Name of registrant as specified in charter)

Delaware (State or other jurisdiction of incorporation)	000-29642 (Commission File Number)	95-4585357 (IRS Employer Identification No.)

12020 Chandler Blvd., Suite 300
North Hollywood, California	91607
(Address of Principal Executive Offices)	(ZIP Code)

(818) 761-2544

Registrant’s Telephone Number, Including Area Code

N/A

(Former Name or Former Address, if Changed Since Last Report)

FILM ROMAN, INC.

12020 Chandler Blvd., Suite 300

North Hollywood, California 91607

Dear Stockholder:

This notice and the accompanying information statement are being provided to inform you that the Board of Directors of Film Roman, Inc. (the “Company”) has approved a change in the majority of directors of the Company pursuant to the terms of that certain Stock Purchase Agreement, dated May 22, 2003, by and between the Company and Digital Production Solutions, Inc.

The change in the majority of directors of the Company shall take effect no less than ten (10) days after the enclosed information statement is first mailed to you.

No action is required by you. The sole purpose of this letter and the enclosed information statement is to inform you of the actions described herein pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended.

THIS IS NOT A NOTICE OF A MEETING OF STOCKHOLDERS

AND NO STOCKHOLDERS’ MEETING WILL BE HELD

TO CONSIDER ANY MATTER DESCRIBED HEREIN.

By Order of the Board of Directors,

By:	/s/ JOHN W. HYDE

John W. Hyde Chief Executive Officer and President

North Hollywood, California

August 4, 2003

FILM ROMAN, INC.

12020 Chandler Blvd., Suite 300

North Hollywood, California 91607

INFORMATION STATEMENT

AUGUST 4, 2003

This information statement (this “Information Statement”), mailed on or about August 4, 2003, is being furnished to holders of record as of July 10, 2003 of shares of common stock, par value $0.01 per share (the “Common Stock”), of Film Roman, Inc., a Delaware corporation (the “Company”), in connection with a proposed change in the majority of Directors of the Company and pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.

SUMMARY

On May 22, 2003, the Company entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Digital Production Solutions, Inc. (“DPS”), pursuant to which DPS acquired a controlling interest in the Company through the issuance by the Company of 10,454,157 shares of the Company’s Common Stock. As a condition precedent to the consummation of the Stock Purchase Agreement, all of the members of the Company’s Board of Directors immediately prior to the date thereof, other than Phil Roman, John W. Hyde and Dixon Q. Dern, resigned from the Company’s Board of Directors. The vacancies in the Company’s Board of Directors (the “Board”) were filled by three designees of DPS, Stephen R. Brown, Morris Berger and Mitchell Burg. Stephen R. Brown was elected Chairman of the Board and Mitchell Burg was elected Vice Chairman of the Board. Gary Wurtzel, a fourth designee of DPS, was elected to the Board effective on a later date subject to the satisfaction of certain conditions precedent, including the delivery of this Information Statement. The election of Gary Wurtzel to the Board of Directors of the Company shall become effective not less than ten (10) days after the mailing of this Information Statement to the stockholders of the Company.

This Information Statement is being mailed on or about August 4, 2003 to stockholders of record on July 10, 2003. This Information Statement is being delivered only to inform you of the corporate actions described herein before they take effect, in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14(f)-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR

INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE

COMPANY’S STOCKHOLDERS.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of July 10, 2003, the record date for determination of the stockholders entitled to receive this Information Statement (the “Record Date”), there were 19,031,847 shares of Common Stock of the Company issued and outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the Company’s stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of July 10, 2003 by (i) each person or entity known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the Company’s directors, (iii) the Company’s Chief Executive Officer and the Company’s three other most highly compensated officers whose compensation exceeded $100,000 during the last fiscal year (the “Named Executive Officers”) and (iv) all of the directors and executive officers as a group.

Name and Address (1)	Number of Shares of Common Stock Beneficially Owned	Percent
5% STOCKHOLDERS
Digital Production Solutions, Inc. (2)	11,111,111	56.43%
IDT Media, Inc. (3)	11,111,111	56.43%
IDT Corporation (4)	11,111,111	56.43%
Howard S. Jonas (5)	11,111,111	56.43%
Phil Roman (6)	3,028,650	15.89%
Pecks Management Partners Ltd. (7)	1,198,993	6.30%

DIRECTORS AND EXECUTIVE OFFICERS
John W. Hyde (8)	625,000	3.19%
Dixon Q. Dern (9)	83,433	*
Phil Roman	3,028,650	15.89%
Stephen R. Brown	0	*
Morris Berger	0	*
Mitchell Burg	0	*
Peter Schankowitz (10)	0	*
Mike Wolf (11)	109,500	*
John O. Francis Jr. (12)	0	*
All Directors and Executive Officers as a group (9 persons)	3,846,583	19.43%

*	Less than one percent.

(1)	Unless otherwise noted, the address of each of the Company’s officers and directors is 12020 Chandler Blvd., Suite 200, North Hollywood, California 91607.

(2)	Includes (i) 10,454,157 shares of the Company’s Common Stock, and (ii) 656,954 shares of Common Stock into which the amount of $59,125.87 currently outstanding under that certain Loan Agreement, dated May 22, 2003, between DPS and the Company (as described below) is convertible. The mailing address of DPS is 520 Broad Street, Newark, NJ 07102.

(3)	Based on the Form 13D filed by IDT Media, Inc. on June 2, 2003, IDT Media, Inc. may be deemed to be the beneficial owner of the shares owned by DPS. The mailing address of IDT Media is 520 Broad Street, Newark, NJ 07102.

(4)	Based on the Form 13D filed by IDT Corporation on June 2, 2003, IDT Corporation may be deemed to be the beneficial owner of the shares owned by DPS. The mailing address of IDT is 520 Broad Street, Newark, NJ 07102.

(5)	Based on the Form 13D filed by Mr. Howard Jonas on June 2, 2003, Mr. Jonas may be deemed to be the beneficial owner of the shares owned by DPS. The mailing address of Mr. Jonas is 520 Broad Street, Newark, NJ 07102.

(6)	Includes (i) 25,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 10, 2003 and (ii) 1,300 shares of Common Stock owned by Ms. Anita Roman, Mr. Roman’s spouse.

(7)	The mailing address for Pecks Management Partners Ltd. is One Rockefeller Plaza, New York, New York 10020.

(8)	Includes 575,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 10, 2003.

(9)	Includes 83,333 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 10, 2003. The mailing address for Mr. Dern is 1901 Avenue of the Stars, Suite 400, Los Angeles, California 90067.

(10)	Mr. Schankowitz left the employ of the Company on March 6, 2003.

(11)	Includes 85,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days of July 10, 2003.

(12)	Mr. Francis left the employ of the Company on December 31, 2002.

CHANGE OF CONTROL

As described above, on May 22, 2003, DPS acquired a controlling interest in the Company through the issuance by the Company of 10,454,157 shares of the Company’s Common Stock pursuant to the Stock Purchase Agreement. DPS is the animation production unit of IDT Media, Inc., which is a subsidiary of IDT Corporation (NYSE: IDT, IDT.C), a multinational carrier, telephone and technology company. The aggregate purchase price for the shares of Common Stock issued pursuant to the Stock Purchase Agreement was $940,874.13 and was funded by intercompany transfers of funds by IDT Corporation from cash on hand. In addition, DPS agreed to lend the Company up to $2,059,125.87 pursuant to a Loan Agreement, dated May 22, 2003 (the “Loan Agreement”) and a Convertible Note, dated May 22, 2003 (the “Convertible Note”). Upon execution of the Loan Agreement, DPS loaned the Company the sum of $59,125.87. Based on the conversion price of $0.09 per share set forth in the Convertible Note, this outstanding balance is currently convertible into 656,954 shares of Common Stock of the Company. As a result of the foregoing transactions, DPS currently beneficially owns 56.43% of the outstanding shares of Common Stock of the Company. If and when the Company draws additional amounts under the Loan Agreement, DPS will be entitled to convert these amounts into additional shares of Common Stock of the Company.

In addition, pursuant to the Stock Purchase Agreement, if at any time after the date thereof, the Company shall issue new shares of any class or series of capital stock to any person other than DPS, DPS shall have the right to purchase new shares of the same class and series issued to such person and at the same purchase price paid in connection therewith, so that DPS maintains economic and voting rights in the Company identical to those it currently has.

As a condition precedent to the consummation of the Stock Purchase Agreement, all of the members of the Company’s Board of Directors immediately prior to the date thereof, other than Phil Roman, John W. Hyde and Dixon Q. Dern, resigned from the Company’s Board of Directors. The vacancies in the Company’s Board of Directors were filled by three designees of DPS, Stephen R. Brown, Morris Berger and Mitchell Burg. Stephen R. Brown was elected Chairman of the Board and Mitchell Burg was elected Vice Chairman of the Board. Gary Wurtzel, a fourth designee of DPS, was elected to the Board effective on a later date subject to the satisfaction of certain conditions precedent, including the delivery of this Information Statement. In addition, subsequent to the closing and subject to the satisfaction of certain conditions precedent, the Company was required to establish a special committee of the Board of Directors to oversee, among other things, the borrowing of funds under the Loan Agreement.

In connection with the transaction, the Board of Directors authorized an amendment to the Company’s Certificate of Incorporation to increase the number of shares of Common Stock the Company is authorized to issue, as described in the preliminary Information Statement on Schedule 14C filed by the Company on July 22, 2003.

The descriptions of the Stock Purchase Agreement, Loan Agreement and Convertible Note throughout this Information Statement are qualified by reference to such documents, copies of which were filed as exhibits to the Company’s current report on Form 8-K filed by the Company on May 30, 2003.

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

Identification of Directors

The following table sets forth the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each member of the Board of Directors of the Company as of the date hereof and of Gary Wurtzel who will be appointed to the Board not less than 10 days after the mailing of this Information Statement to the stockholders of the Company:

Name	Age	Year First Elected or Appointed a Director	Principal Occupation and Business Experience
John W. Hyde	62	1999	John W. Hyde joined Film Roman as President and CEO in December 1999. Mr. Hyde is CEO and the principal of Producers Sales Organization (“PSO”), which holds investments in film negatives, film and television rights, a music library and agricultural real estate. Mr. Hyde was the Trustee, General Manager and FCC license holder for KADY-TV from July 1996 through the sale of the television station in July 1998; since that time, Mr. Hyde has remained as Trustee to disburse the funds from the sale. From August 1994 through July 1998, Mr. Hyde was Trustee and CEO of Cannon Pictures, Inc. and Cannon Television Inc. Mr. Hyde was CEO of MCEG Sterling, Inc. from December 1990 through December 31, 1995, at which time MCEG was part of a three-way merger with Orion Pictures, Inc. and Actava Group, Inc. Prior to his term at MCEG, Mr. Hyde held numerous senior executive positions in the entertainment industry. Mr. Hyde graduated from New York University in 1963.

Dixon Q. Dern	74	1995	Mr. Dern has been a director of Film Roman since August 1995. Mr. Dern has practiced entertainment law for over 40 years and currently owns and operates his own private practice, which specializes in entertainment, copyright and communications law. Mr. Dern also serves as Secretary of the Company.

Phil Roman	72	1996	Mr. Roman served as the Company’s Chief Executive Officer, and a Director, from the founding of the Company until February 5, 1999. He began his animation career in 1955 at The Walt Disney Company as an assistant animator on Sleeping Beauty. Over the next 30 years, Mr. Roman worked at many of the major studios, including MGM Animation and Warner Brothers Cartoons. Mr. Roman has also directed 13 Emmy-nominated Charlie Brown specials. Since his resignation as Chief Executive Officer, Mr. Roman has worked at his new company, Phil Roman Entertainment, and recently re-joined the Company as an employee/consultant.

Morris Berger	44	2003	Morris Berger was appointed to the Board of Directors of the Company in May 2003. He has been President of DPS since January 2003. Mr. Berger has served as Executive Vice President for Business Development at IDT Media, Inc. since January 2002. Mr. Berger was the Chief Marketing Officer of Net2Phone, Inc. from 1999–2001. Prior to joining Net2Phone, Mr. Berger served as Chief Executive Officer and Founder of Multi-Media Tutorial Services, a publicly traded educational direct marketing company. Mr. Berger graduated from Bar Ilan University in Israel in 1979.

Name	Age	Year First Elected or Appointed a Director	Principal Occupation and Business Experience
Stephen R. Brown	47	2003	Stephen R. Brown was appointed to the Board of Directors of the Company in May 2003. Mr. Brown has been the Chief Financial Officer of IDT Corporation since May 1995 and has been a director of IDT since February 2000. Since June 2002, Mr. Brown has also served as the Treasurer of IDT and as Co-Chairman of the Board of Directors of IDT Media, Inc. Mr. Brown is also a director of Net2Phone. From 1985 to May 1995, Mr. Brown operated his own public accounting practice servicing medium-sized corporations as well as high net worth individuals.

Mitchell Burg	48	2003	Mitchell Burg was appointed to the Board of Directors of the Company in May 2003. Mr. Burg joined IDT Media, Inc. as its Chief Executive Officer of in March 2002. Prior to joining IDT Media, Mr. Burg was the President and Chief Operating Officer of The Media Edge, a company which he helped to found. From 1979 to 1994, Mr. Burg served in several positions in the media department of NW Ayer ABH including Executive Vice President. Mr. Burg has served as a member of the American Association of Advertising Agency (4A’s) Media Policy Committee. He currently serves on the Board of Governors of Maimonides High School in Lawrence, NY.

Gary Wurtzel	53	2003	Gary Wurtzel will be appointed to the Board of Directors of the Company not less than 10 days after the mailing of this Information Statement to the stockholders of the Company. DPS has informed the Company that Mr. Wurtzel has consented to act as a director. Mr. Wurtzel has served as Chief Executive Officer of DPS since 2001. From 1999–2001 Mr. Wurtzel served as Chief Executive Officer of TV.TV, a division of IDT Corporation. From 1994–999 Mr. Wurtzel was the Chief Executive Officer of Amerimax Corp., which was acquired by IDT in 1999.

The Company has been advised by DPS that, to the best of DPS’ knowledge, Mr. Wurtzel (i) does not have a familial relationship with any of the directors or executive officers of the Company, (ii) does not beneficially own any securities (or rights to acquire securities) of the Company, (iii) is not a party adverse to the Company or any of its subsidiaries, or does not have a material interest adverse to the Company or any of its subsidiaries, in any legal proceeding, and (iv) has not been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Identification of Executive Officers

The following table sets forth certain information with respect to the executive officers of the Company who are not also members of the Company’s Board of Directors:

Name	Age	Year Began Employment With Company	Position
Sidney Clifton	44	1998

Since November 2002, Ms. Clifton has been Senior Vice President of Television Programming and Development. Previously, Ms. Clifton occupied various positions in the Company, including Development Coordinator of Film, Manager of Animation Development and Director of TV Development since joining Film Roman in 1998. Before then, Ms. Clifton was a member of the Operations Department of Fox Sports network. Ms. Clifton is also a published writer with works appearing in multicultural publications including Exodus Newsmagazine and Essence Magazine.

Brett Coker	40	2001

Since August 2001, Brett Coker has been Senior Vice President of Studio Animation. He joined Film Roman in February 2001 as Vice President of Studio Administration. From 1998 to January 2001, Mr. Coker was Vice President General Manager for CrownStar, LLC, a niche record label specializing in music distribution. From 1995 to 1998, he was the Director of Operations for Crossroads V Communications. Mr. Coker has experience in providing management and consulting services for companies such as Cannon Pictures, Grove Television, Reeves Entertainment and KADY Television.

Joan Thompson	45	1992

Joan Thompson has been Chief Accounting Officer of the Company since August 2001. Ms. Thompson has been with the Company since April 1992. Ms. Thompson has occupied various positions in the Company such as Accounting Manager, Assistant Controller and Vice President of Finance.

Mike Wolf	52	1990	Mike Wolf has held the office of Senior Vice President of Animation Production since March 1999. He joined Film Roman in April 1990 as a Director for Emmy nominated Bobby’s World. In October 1990, Mr. Wolf became a Producer for the Animated Feature Tom & Jerry: The Movie. Since August 1992, his producing credits include The Simpsons, King of the Hill, The Critic, The Family Guy, Mission Hill and The Oblongs. During his tenure with Film Roman, he has been honored with Five Emmy Awards for producing The Simpsons and several Annie Awards.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On June 1, 2001 the Company and Mr. Dern entered into an agreement pursuant to which Mr. Dern would provide legal services to, and manage the business affairs of the Company. Under the terms of the agreement, Mr. Dern will serve the Company for three years from the date of the agreement and will receive $120,000 per annum for services provided as general counsel and $120,000 per annum for managing the business affairs of the Company. In addition, the agreement provides that upon a sale or merger of the Company, or an agreement whereby the Company secures a strategic partnership or a strategic investor, Mr. Dern shall receive an option to purchase 100,000 shares of the Company’s Common Stock. Pursuant to these provisions, Mr. Dern received such an option upon the closing of the transaction with DPS.

On June 18, 2001 the Company concluded an agreement with PSO to release Mr. Hyde from exclusive employment with PSO so that he may service the Company as its Chief Executive Officer. Mr. Hyde owns PSO. For additional details, see “Employment Contracts—John W. Hyde.”

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the Company’s officers and directors, and persons who beneficially own more than 10% of the Company’s Common Stock, to file reports of ownership and changes in ownership with the SEC. The SEC has designated specific due dates for such reports and the Company must identify in this Schedule 14F those persons who did not timely file such reports.

Based solely upon a review of Forms 3, 4 and 5, the amendments thereto, and any written representations furnished to the Company pursuant to Rule 16a-3(e) of the Exchange Act, the Company believes that, during the fiscal year ended December 31, 2002, its directors and officers, and persons who beneficially own more than 10% of its Common Stock, complied with all applicable filing requirements, with the following exceptions: (i) John O. Francis and Peter Schankowitz failed to file reports on Form 3; (ii) Sidney Clifton, Brett Coker, Joan Thompson, and Michael Wolf failed to file timely reports on Form 3; and (iii) Dixon Dern and Peter Mainstain each failed to file timely one report on Form 4 with respect to the vesting of certain options.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

Board of Directors Meetings

The Board of Directors held two meetings during fiscal 2002. No director attended less than 75% of all the meetings of the Board of Directors and those committees on which he served during fiscal 2002. The Board of Directors has held four meetings during fiscal 2003 to date. The Board has a standing Audit Committee and Compensation Committee. However, as a result of the resignation of certain Directors pursuant to the Stock Purchase Agreement, the Company does not have any Directors currently serving on the Audit Committee or the Compensation Committee. The Company intends to appoint Directors to these Committees soon after the filing of this document. The Company does not have a Nominating Committee.

Audit Committee

For fiscal year 2002, the Audit Committee of the Board of Directors consisted of Peter Mainstain, Peter Cresci and Steven Tisch. From June 14, 2000 until May 22, 2003, Mr. Mainstain was the chair of the Audit Committee. Each member of the Audit Committee during fiscal year 2002 was an “independent director” as defined in Rule 4200(a)(14) of the Nasdaq Stock Market’s listing standards. The Audit Committee held four meetings during fiscal 2002, with each being attended by all the members of the Audit Committee. Since May 22, 2003, there are no members of the Board of Directors serving on the Audit Committee.

As directed by the Board, the function of the Audit Committee includes reviewing, monitoring and making recommendations to the Board with respect to: (a) the policies and procedures of the Company and management in maintaining the Company’s books and records and furnishing necessary information to the Company’s independent auditors, (b) the adequacy and implementation of the Company’s internal accounting controls, (c) the adequacy and competency of the accounting related personnel, (d) the audit reports submitted by the independent auditors and taking such action in respect of such reports as the Audit Committee deems appropriate and (e) annually recommending the engagement of the Company’s independent public accountants as auditors of the books, records and accounts of the Company.

Audit Committee Report

The Audit Committee, prior to the transaction with DPS, reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2002 with the Company’s management. The Audit Committee has discussed with Ernst & Young LLP, the Company’s independent public auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards, AU § 380).

The Audit Committee has also received the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board No. 1 (Independence Discussion with Audit Committees) and the Audit Committee has discussed the independence of Ernst & Young with that firm.

Based on the Audit Committee’s review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company’s audited financial statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 that was filed with the SEC on March 31, 2003.

Date: March 31, 2003.

Compensation Committee

For fiscal year 2002, the Compensation Committee of the Board of Directors was composed of Mr. Villanueva and Mr. Medavoy. Mr. Villanueva served as the chair of the Compensation Committee. The Compensation Committee held no meetings during fiscal year 2002. Since May 22, 2003, there have been no members of the Board of Directors serving on the Compensation Committee.

The Compensation Committee of the Board of Directors serves as an advisory committee to the Board and is responsible for reviewing the compensation of the senior management team and for making recommendations regarding compensation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth, as to the Chief Executive Officer and each of the Named Executive Officers, information concerning all compensation paid to the Named Executive Officers for services to the Company in all capacities during the last three completed fiscal years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year Ended December 31	Annual Compensation			Long Term Compensation		All Other Compensation
					Number of Securities Underlying Options (1)	Restricted Stock
		Salary		Bonus
John W. Hyde Chief Executive Officer and President	2002 2001 2000	$ $ $	364,910.24 327,983.94 255,999.00	$25,000	200,000 500,000		$ $ $	1,676.05 5,962.74 8,759.67	(3) (2) (2)

Peter Schankowitz President, Television Programming & Development	2002 2001 2000	$ $ $	305,250.17 240,884.07 66,500.07		50,000		$ $	2,500.00 2,012.02	(3) (3)

Mike Wolf Senior Vice President of Animation Production	2002 2001 2000	$ $ $	301,981.32 296,334.46 267,587.03				$ $ $	2,500.00 2,125.00 2,125.00	(3) (3) (3)

John O. Francis Jr. Vice President of Recruiting	2002 2001 2000	$ $ $	117,502.09 125,000.00 125,000.23				$ $ $	1,369.51 1,322.20 1,322.20	(3) (3) (3)

(1)	The options are exercisable for shares of Common Stock.
(2)	Represents reimbursement of health and disability insurance premium payments.
(3)	Represents contributions pursuant to the Company’s 401(k) profit sharing plan for each individual listed in the table.

Option Grants Table

No grants of stock options were made to the Named Executive Officers during the year ended December 31, 2002.

Aggregated Option Exercises and Fiscal Year-End Option Values Table

The following table sets forth, for each of the Named Executive Officers, certain information regarding the number of shares of Common Stock underlying stock options held on December 31, 2002 and the value of options held at such date based upon the last reported sales price of the Common Stock on the over the counter bulletin board market on December 31, 2002 ($0.07 per share). During fiscal 2002, no options were exercised by any Named Executive Officer.

AGGREGATED FISCAL YEAR-END OPTION VALUES

	Number of Securities Underlying Unexercised Options at December 31, 2002		Value of Unexercised in-the- Money Options at December 31, 2002 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
John W. Hyde	533,332	166,668	0	0
Peter Schankowitz	50,000	0	0	0
Mike Wolf	85,000	0	0	0
John Francis	0	0	0	0

(1)	Amounts represent the difference between the aggregated exercise price of unexercised options and the $0.07 closing sale price of the Common Stock on the over the counter bulletin board market on December 31, 2002.

401(k) Profit Sharing Plan

The Company has a defined contribution 401(k) Profit Sharing Plan which covers substantially all of its employees. The plan became effective on January 1, 1991 and was amended effective January 1, 1992. Under the terms of the plan, employees can elect to defer up to 15% of their wages, subject to certain Internal Revenue Service limitations, by making voluntary contributions to the plan. Additionally, the Company, at the discretion of management, can elect to match up to 100% of the voluntary contributions made by its employees. For the years ended December 31, 2000, 2001 and 2002, the Company contributed $167,881, $155,020 and $165,863, respectively, to the plan on behalf of its employees.

Compensation of Directors

For fiscal year 2002 all Non-Employee Directors received $4,500 as compensation for serving on the Board of Directors, $1,000 for attendance at each meeting of the Board of Directors and $500 for attendance at each meeting of a committee of the Board of Directors. Under the Company’s 2000 Stock Option Plan, as amended (the “Stock Option Plan”), all the Board of Directors, except for Phil Roman and John W. Hyde, also received an option to purchase 5,000 shares of Common Stock.

Employment Contracts

The Company or its subsidiaries have entered into the following employment agreements with the Company’s Named Executive Officers:

John W. Hyde.    On June 18, 2001, Film Roman, Inc., a California corporation and wholly owned subsidiary of the Company (“Film Roman California”) entered into an Employment Agreement with Mr. Hyde (the “Employment Agreement”) to secure Mr. Hyde’s employment as the President and Chief Executive Officer of Film Roman California and the Company until May 30, 2004. Film Roman California has an option to extend the term of Mr. Hyde’s employment for an additional period of two consecutive years. The compensation payable to Mr. Hyde is $120,000 for the first year of service under the Employment Agreement, $130,000 for the second year and $140,000 for the third year. If Film Roman California chooses to exercise its option to extend Mr. Hyde’s term, he will receive $150,000 for his fourth year of service and $160,000 for the fifth year. Mr. Hyde also received an option to purchase 200,000 shares of the Company’s common stock with a 10-year term at an exercise price of $0.92 per share. Film Roman California can terminate Mr. Hyde’s employment for cause, which includes: (a) the conviction of a felony or crime involving moral turpitude, (b) gross negligence or willful misconduct with respect to the company, (c) the failure to adhere to Board policies or the Company’s business plan and such failure is not cured within five business days of notice of such failure or (d) any other material breach by Mr. Hyde not cured within five business days after notice of such breach. If Film Roman California terminates Mr. Hyde’s employment for cause, the company will no longer have any obligations to pay

Mr. Hyde any compensation, other than compensation accrued but unpaid at such time. If Film Roman California terminates Mr. Hyde’s employment without cause, or if there is a change-in-control (as defined in the Employment Agreement), Film Roman California must pay Mr. Hyde all remaining compensation for the remainder of the term of the Employment Agreement.

In addition, on June 18, 2001, Film Roman California entered into an agreement with PSO to release Mr. Hyde from exclusive employment with PSO so that Mr. Hyde might enter into the Employment Agreement discussed above and render services as the President and Chief Executive Officer of Film Roman California and the Company. In consideration for releasing Mr. Hyde from exclusive employment, PSO will receive $205,000 for the first contract year of Mr. Hyde’s employment under the Employment Agreement, $245,000 for the second contract year and $285,000 for the third contract year. If the company exercises its option to retain Mr. Hyde for the fourth and fifth contract years, PSO will receive $325,000 and $365,000, respectively.

Peter Schankowitz.    The Company employed Mr. Schankowitz as President of Television Programming and Development between September 6, 2000 and March 6, 2003. In exchange for his services during such term the Company paid him an aggregate amount of $699,247 and granted him an option to purchase 50,000 shares of Common Stock of the Company at an exercise price of $1.25 per share. This option has expired and is no longer exercisable.

Mike Wolf.    There is no employment agreement between Film Roman and Mike Wolf. Mr. Wolf is employed at will.

John O. Francis, Jr.    There is no employment agreement between Film Roman and John Francis. Mr. Francis was employed at will and his employment with the Company ended on December 31, 2002.

Compensation Committee Interlocks and Insider Participation

No executive officer of the Company either served in 2002 or currently serves as a member of the board of directors or the compensation committee of any entity having one or more executive officers who serve as members of the Board or the Compensation Committee of the Company.

Board Compensation Committee Report on Executive Compensation

Compensation Philosophy:

The Compensation Committee’s philosophy is to provide sufficient compensation to attract, motivate and retain skilled management while linking that compensation to corporate performance and increases in stockholder wealth where possible. The Compensation Committee determines the compensation of the executive officers with the assistance of the Chief Executive Officer and determines the compensation of the Chief Executive Officer independently. The Compensation Committee determines the compensation of the executive based on its evaluation of the Company’s overall performance, primarily based on the Company’s operating performance compared with the Company’s operating plan, and the current market for executives. The Compensation Committee also considers various qualitative factors such as the extent to which the executive officer has contributed to forming a strong management team, the growth and development of proprietary and fee-for-services programming and other factors, which the Compensation Committee believes are indicative of the Company’s ongoing ability to achieve its long-term growth and profit objectives. With respect to each executive, the Compensation Committee focuses on that individual executive’s area of responsibility and his or her contribution toward achieving corporate objectives.

Compensation Program:

Consistent with achieving the Company’s long-term objectives, executive compensation packages are generally comprised of two components: base compensation and stock options. The base compensation portion of the compensation package is determined by considering such factors as breadth of responsibility, areas of expertise and experience, and comparable compensation in the industry. As is the custom in the industry, most of the senior management team is under some form of employment contract with the Company. The stock option incentive portion of the compensation package has been implemented through the Stock Option Plan. Each member of the senior management team has been granted options, which are intended to provide each individual with a strong economic interest in the appreciation of the stock price. The Stock Option Plan, permits the Board to grant options to other key employees to provide similar incentives. A number of key employees have been granted such options. While the Compensation Committee might consider performance bonuses in the event of exceptional contributions to enhance corporate performance, no such consideration was made in 2002.

To the extent readily determinable and as one of the factors in its consideration, the Compensation Committee considers the anticipated tax treatment to the Company and to its executives of various payments and benefits. Some types of compensation payments and their deductibility depend upon the timing of an executive’s vesting or exercise of previously granted rights, qualification of the Compensation Committee and other factors. Further, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee’s control also affect the deductibility of compensation. For these and other reasons, the Compensation Committee will not necessarily limit executive compensation to that amount deductible under section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee will consider various alternatives to preserve the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

Performance Graph

The following graph sets forth the percentage change in cumulative total stockholder return of the Company’s Common Stock during the last five fiscal years, compared with (a) the Standard & Poor’s 500 Composite Index (“S&P 500 Index”) and (b) the Standard & Poor’s 500 Movies & Entertainment Index (“S&P Movies & Entertainment Index”). The graph assumes that $100 was invested on December 31, 1997 in Film Roman Common Stock, in the S&P 500 Index and in the S&P Movies & Entertainment Index and assumes reinvestment of dividends. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

	S& P Movies & Entertainment
Date	S&P 500 Index	Index *	Film Roman, Inc
31-Dec-97	100	100	100
31-Dec-98	128.58	135.50	92.62
31-Dec-99	155.63	158.25	92.62
31-Dec-00	141.46	135.04	18.52
31-Dec-01	124.65	116.67	17.78
31-Dec-02	97.10	72.82	4.15

*	The S&P Entertainment Index was discontinued. It has been replaced by the S&P 500 Movies & Entertainment Index.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FILM ROMAN, INC.

By:	/s/ JOHN W. HYDE

John W. Hyde President and Chief Executive Officer

Dated: August 4, 2003